UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 10-SB
                                AMENDMENT NO. 2

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
       UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                            BI-OPTIC VENTURES INC.
                            ----------------------
                      (FORMERLY ROYAL ROCK VENTURES INC.)
                      -----------------------------------
       (Exact name of Small Business Issuer as specified in its charter)


         British Columbia, Canada                     N/A
---------------------------------------     ---------------------
(State or Incorporation or Organization)    (IRS Employer ID No.)

        1030 West Georgia Street, Suite #707, Vancouver, B.C.  V6E 2Y3
        --------------------------------------------------------------
                   (Address of principal executive offices)

                    Issuer's Telephone Number: 604-689-2646

                           SEC File Number: 0-49685


    Securities to be registered pursuant to Section 12(b) of the Act: None

       Securities to be registered pursuant to Section 12(g) of the Act:
                       Common Shares without par value.
                               (Title of Class)




















                                 Page 1 of 50
                         Index to Exhibits on Page 21

                            BI-OPTIC VENTURES INC.
                       FORM 10-SB REGISTRATION STATEMENT
                                AMENDMENT NO. 2

                               TABLE OF CONTENTS

                                    PART I
                                                             Page

Item 1.  Description of Business.............................   3

Item 2.  Management's Discussion and Analysis
          or Plan of Operation...............................   5

Item 3.  Description of Property.............................  10

Item 4.  Security Ownership of Certain Beneficial Owners
          and Management.....................................  11

Item 5.  Directors, Executive Officers, Promoters
          and Control Persons................................  13

Item 6.  Executive Compensation..............................  15

Item 7.  Certain Relationships and Related Transactions......  16

Item 8.  Description of Securities...........................  17


                                    PART II

Item 1.  Market Price Of and Dividends on the Registrant's
         Common Equity and Related Stockholder Matters.......  20

Item 2.  Legal Proceedings...................................  23

Item 3.  Changes in and Disagreements with Accountants.......  23

Item 4.  Recent Sales of Unregistered Securities.............  24

Item 5.  Indemnification of Directors and Officers...........  24


                                   PART F/S

Item 1.  Financial Statements................................  25


                                   PART III

Item 1.   Index to Exhibits..................................  26

Item 2.   Description of Exhibits............................  26

Financial Statements                                           27

Signatures                                                     50

                            BI-OPTIC VENTURES INC.
                       FORM 10-SB REGISTRATION STATEMENT
                                AMENDMENT NO. 2

                                    PART I

ITEM 1.  DESCRIPTION OF BUSINESS

INTRODUCTION
Bi-Optic Ventures Inc. (hereinafter is also referred to as the "Company" and/or the "Registrant") currently has no material business activity. The Company is in negotiations to acquire an interest in two diamond-exploration properties in Quebec, Canada.

The Company's principal office is located at:
 707 - 1030 West Georgia Street
 Vancouver, British Columbia, Canada  V6E 2Y3
 Telephone: 604-689-2646
 Facsimile: 604-689-1289

The contact person is Harry Chew, President and Director.

The Company's authorized capital includes 100,000,000 common shares without par value. As of 7/22/2002, there were 3,964,235 common shares outstanding.

The Company's common shares trade on the TSX Venture Exchange with the symbol "BOV.V".

The Company's fiscal year ends February 28th.

Effective 4/6/2001, the Company completed a one-for-two stock consolidation; effective 11/10/1997 the Company completed a one-for-five stock consolidation. All references to number of shares and to per-share data reflect post-consolidation basis unless otherwise indicated.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP); nevertheless, the financial statements conform in all material respects with US GAAP, except as disclosed in footnotes to the financial statements.

Herein, all references to "$" and "CDN$" refer to Canadian Dollars and all references to "US$" refer to United States Dollars. All references to common shares refer to the Company's Common Shares without Par Value unless otherwise indicated.

The information in this Registration Statement is current as of July 22, 2002, unless otherwise indicated.

                            BI-OPTIC VENTURES INC.
                       FORM 10-SB REGISTRATION STATEMENT
                                AMENDMENT NO. 2

HISTORICAL CORPORATE DEVELOPMENT

The Company was incorporated in British Columbia on 5/31/1984 under the name Golden Rock Resources Ltd. The name was changed to Bismimillah Ventures Inc. on 3/22/1993, to Royal Rock Ventures Inc. on 11/10/1997, and to Bi-Optic Ventures Inc. on 4/6/2001.

From  incorporation  into  Fiscal  1992,  the  Company  was   involved  in  the
exploration of mineral properties. From 1992 to July 1999, the Company was inactive.

From July 1999 to February 2001, the Company was active in attempting to acquire Biopath Research Inc. ("Biopath"). Biopath is engaged in the business of research regarding and the design and development of innovative medical diagnostic products for use in homes, hospitals and in physicians' offices as well as other point of care locations. Pursuant to the 7/28/1999 purchase agreement, the Company agreed to: issue 2,625,000 performance common shares; issue 500,000 warrants at $1.12 per share in four equal installments; and to advance $300,000 to Biopath for demand promissory notes. The Company advanced $248,600 and $49,797 during Fiscal 2000/Fiscal 2001; the monies advanced by the Company to Biopath, being $298,397 to date, are secured by a first fixed and floating charge upon all the assets of Biopath and an assignment of invention.

Effective  February  2001,  the  Company  ceased  pursuing  the acquisition  of
Biopath. The Company wrote off the $49,418 of deferred acquisition costs in Fiscal 2001. The Company anticipates that its secured advances to Biopath will not be collected, resulting in a $298,397 write-off in Fiscal 2002.

PRIVATE PLACEMENT FINANCINGS

Fiscal 1998:    77,758 Shares for  $31,492 in debt
             1,000,000 Units at    $0.30 per unit
Fiscal 1999:   200,000 Warrants at $0.30
               500,000 Units at    $0.63 per unit
Fiscal 2000:   800,000 Warrants at $0.35
Fiscal 2001:   None
Fiscal 2002:   993,854 Shares for  $119,262 in debt
             1,200,000 Units at    $0.10 per unit

BUSINESS

The Company has been relatively inactive since ceasing its involvement with Biopath Research Inc., other than examining various business ventures, seeking a line of business to enter.

EMPLOYEES

As of 7/22/2002, the Company had two employees, representing its two executive officers.

                            BI-OPTIC VENTURES INC.
                       FORM 10-SB REGISTRATION STATEMENT
                                AMENDMENT NO. 2

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN-OF-OPERATION

SELECTED FINANCIAL DATA

Selected financial data as shown in Table No. 1 for the Company for Fiscal 2002 and Fiscal 2001 Ended February 28th was derived from the financial statements of the Company that have been audited by J.A. Minni & Associates Inc., independent certified general accountants, as indicated in their auditor's report included elsewhere in this Registration Statement. The selected financial data set forth for the Fiscal 2000/1999/1998 are derived from the Company's audited Fiscal 2000/1999/1998 financial statements, not included herein. The selected financial data as at and for the three-month periods ended 5/31/2002 and 5/31/2001 have been derived from the unaudited financial statements of the Company, included herein and, in the opinion of management include all adjustments (consisting solely of normally recurring adjustments) necessary to present fairly the information set forth.

The selected financial data should be read in conjunction with the financial statements and other financial data included elsewhere in this Registration Statement.

Effective 4/6/2001, the Company completed a one-for-two stock consolidation; effective 11/10/1997, the Company completed a one-for-five stock consolidation. All references to number of shares and to per-share data reflect post-consolidation basis unless otherwise indicated.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the near future.

                                  Table No. 1
                            Selected Financial Data
                     (CDN$ in 000, except per share data)
_______________________________________________________________________________

                            Three Months     Year    Year    Year    Year    Year
                               Ended____    Ended   Ended   Ended   Ended   Ended
                         5/31/02 5/31/01  2/28/02 2/28/01 2/29/00 2/28/99 2/28/98
                         ------- -------- ------- ------- ------- ------- --------
Revenue                       $0      $0       $0      $0      $0      $0      $0
Net Loss                    ($26)   ($36)   ($452)  ($190)  ($284)  ($132)  ($158)
Loss per Share            ($0.01) ($0.02)  ($0.18) ($0.11) ($0.20) ($0.12) ($0.16)
Dividends per Share        $0.00   $0.00    $0.00   $0.00   $0.00   $0.00   $0.00
Wtg. Avg. Shares (000)      3964    1770     2536    1770    1441    1040    1052
Period-end Shares O/S       3964    1770     3964    1770    1770    1370    1052
Working Capital             ($91)            ($45)  ($152)    $86    $344     $99
Long-Term Debt/Loans Payable   0                0       0       0       0       0
Shareholders' Equity         (87)             (61)    152     341     346     102
Total Assets                   7               18     315     373     374     321
USGAAP Net Loss             ($26)   ($36)   ($452)  ($190)  ($284)  ($132)
USGAAP Shareholders' Equity ($87)   $165     ($61)   $152    $341
USGAAP Total Assets           $7    $365      $18    $315    $373

(1)  US GAAP cumulative Net Loss since incorporation has been ($2,685,968).
(2) Under US GAAP for Fiscal 2002, there would have been a ($298,397) write-off of investment in Biopath. Under US GAAP, during Fiscal 2001 there would have been a ($49,418) write-off of acquisition costs in Biopath.
________________________________________________________________________________

                            BI-OPTIC VENTURES INC.
                       FORM 10-SB REGISTRATION STATEMENT
                                AMENDMENT NO. 2

PLAN OF OPERATIONS

SOURCE OF FUNDS FOR FISCAL 2003

The Company's primary source of funds since incorporation has been through  the
issuance  of  common  stock  and  loans.   The  Company has had no revenue from
operations to date and does not anticipate revenues in the foreseeable future.

The Company had a negative working capital balance of ($45) at 2/28/2002. The Company has had discussions with third parties about additional equity offering and/or loans; but the talks as of 7/22/2002 were preliminary.

USE OF FUNDS FOR FISCAL 2003

During Fiscal 2003, the Company estimates that it might expend $150,000 on general/administrative expenses; although, this figure is subject to uncertainties including any possible acquisitions. It is impossible to estimate the probable expenditures associated with any possible acquisitions that might be consummated during Fiscal 2003. The Company is in negotiations to acquire an interest in two diamond-exploration properties in Quebec, Canada; the acquisition cost might approximate $17,500 and the issuance of 75,000 common shares.

ANTICIPATED CHANGES TO FACILITIES/EMPLOYEES

The Company has no plans to acquire any new facilities. The Company has no plans to add any additional personnel; however, if a business acquisition is consummated, additional personnel might be required.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company was incorporated in British Columbia on 5/31/1984.

From  incorporation  into  Fiscal  1992,  the  Company  was   involved  in  the
exploration of mineral properties. From 1992 to July 1999, the Company was inactive.

From July 1999 to February 2001, the Company was active in attempting to acquire Biopath Research Inc. ("Biopath"). Biopath is engaged in the business of research regarding and the design and development of innovative medical diagnostic products for use in homes, hospitals and in physicians' offices as well as other point of care locations. Pursuant to the 7/28/1999 purchase agreement, the Company agreed to: issue 2,625,000 performance common shares; issue 500,000 warrants at $1.12 per share in four equal installments; and to advance $300,000 to Biopath for demand promissory notes. The Company advanced $248,600 and $49,797 during Fiscal 2000/Fiscal 2001; the monies advanced by the Company to Biopath, being $298,397 to date, are secured by a first fixed and floating charge upon all the assets of Biopath and an assignment of invention.

                            BI-OPTIC VENTURES INC.
                       FORM 10-SB REGISTRATION STATEMENT
                                AMENDMENT NO. 2

Effective February 2001, the Company ceased pursuing the acquisition of Biopath. The Company anticipates writing off the $49,418 of deferred acquisition costs. The Company anticipates that its secured advances to Biopath will not be collected, resulting in a $298,397 write-off in Fiscal 2002.

The Company is in negotiations to acquire a 25 percent undivided interest in two diamond properties, totaling approximately 38,000 acres located in the Otish Mountain, Quebec area (the "Properties"). The anticipated terms of the deal would include the payment of $17,500 and the issuance of 75,000 common shares of the Company to the vendor, which would be valued at fair market value on the date the Company entered into negotiations with the vendor. The Properties are subject to a 2% gross over-riding royalty on diamonds and a 2% net smelter return on all other minerals. The vendor has expended $35,000 on exploration of the two diamond properties to date, which is the very early stage of exploration; but, which is adjacent to other explored properties.

PRIVATE PLACEMENT FINANCINGS

Fiscal 1998:    77,758 shares for $31,492 in debt
             1,000,000 units at    $0.30 per unit
Fiscal 1999:   200,000 Warrants at $0.30
               500,000 Units at    $0.63 per unit
Fiscal 2000:   800,000 Warrants at $0.35
Fiscal 2001:   None
Fiscal 2002:   993,854 shares for $119,262 in debt
             1,200,000 Units at $0.10 per unit

LIQUIDITY AND CAPITAL RESOURCES

THREE MONTHS ENDED 5/31/2002

Working Capital deficit was ($90,880) at 5/31/2002.

Cash  used  in  Three  Months  Ended  5/31/2002  Operating  Activities  totaled
($19,050), including the ($25,978) Net Loss; the only significant adjusting item was a $6,688 change in non-cash working capital items. Cash used in Investing Activities was $nil. Cash provided by Financing Activities was $14,800, including the $35,140 "due from companies under common control and ($20,340) in loans from and amount due to related parties.

                            BI-OPTIC VENTURES INC.
                       FORM 10-SB REGISTRATION STATEMENT
                                AMENDMENT NO. 2

FISCAL 2002

Effective 1/11/2002, the Company closed a private placement of 1,200,000 Units at a price of $0.10 per Unit. Each Unit consists of one common share and one non-transferable share purchase warrant (a "Warrant"). Each Warrant entitles the holder to purchase an additional common share at a price of $0.10 until 1/3/2004.

Working Capital was ($45) at 2/28/2002.

Cash used in Fiscal 2002 Operating Activities totaled ($126,801), including the ($452,013) Net Loss; the only significant adjusting item was a ($298,397) write-off of advances to Biopath and a ($8,978) allowance for bad and doubtful debts. Cash used in Investing Activities was $nil. Cash provided by Financing Activities was $130,997, including the $120,000 shares issued for cash, ($12,505) in loan advances, and ($1,508) in excess checks written over funds on deposit.

FISCAL 2001 AND FISCAL 2000, ENDED FEBRUARY 28TH

The Company raised sufficient capital through several private placements in Fiscal 1998/1999/2000 to fund its operations and its advances to Biopath. Nevertheless, the Company was critically short of capital at the end of Fiscal 2001.

Working Capital was ($151,911) at 2/28/2001.
Working Capital was  $ 86,019 at 2/28/2000.
Working Capital was  $343,635 at 2/28/1999.

Cash used in 2001 Operating Activities totaled ($130,766), including the ($189,545) Net Loss; the only significant adjusting item was $46,244 increase in net non-cash working capital items. Cash used in Investing Activities was ($49,797) representing investment in Biopath. Cash provided by Financing Activities was $147,030 representing "due to and loans from related parties".

Cash used in 2000 Operating Activities totaled ($262,430), including the ($284,153) Net Loss; the only significant adjusting items were $1,020 in amortization, $579 in "incorporation costs written off", and $20,124 increase in net non-cash working capital items. Cash used in Investing Activities was $255,063, predominately the $280,000 investment in Biopath. Cash provided by Financing Activities was $204,648, including $280,000 from the issuance of common shares and ($75,352) from a reduction in "due to and loans from related parties".

Cash used in 1999 Operating Activities totaled ($29,552), including the ($131,813) Net Loss; the only significant adjusting item was $100,052 increase in net non-cash working capital items. Cash used in Investing Activities was $783. Cash provided by Financing Activities was $375,000 from the issuance of common shares.

                            BI-OPTIC VENTURES INC.
                       FORM 10-SB REGISTRATION STATEMENT
                                AMENDMENT NO. 2

RESULTS OF OPERATIONS

THREE MONTHS ENDED 5/31/2002

The Company has been designated as inactive by the TSX Venture Exchange. The Company is required to submit a reactivation plan to meet Tier 2 maintenance requirements by 9/30/2002.

Management is currently working on a reactivation plan for the Company for submission to the TSX Venture Exchange for approval. The Company is evaluating and performing due diligence on various projects for a possible acquisition or on a joint-venture basis; but none are yet probable.

Operating Expenses for the Three Months Ended 5/31/2002 were $26,980 compared to $36,243 in the same period last year; the decrease of $10,261 relates primarily to the Company reduction in legal and management fees. Rent and administrative fees were $7,500, an increase of $1,500 from the same period last year. Consulting fees were $4,034 compared with $nil for the same period last year. Management fees were $7,500 compared with $15,000 for the same period last year. Net Loss for was ($25,980). Loss Per Share was ($0.01).

FISCAL 2002

The Company did not complete the purchase of Biopath, a company involved in the design and development of innovative medical diagnostic equipment. The Company holds a General Security Agreement over all the assets of Biopath, including an assignment of invention; the acquisition costs ($298,397) incurred by the Company were written-off at yearend.

Management of the Company is currently pursuing other projects of merit for acquisition or on a joint-venture basis; but, none yet are probable.

Operating Expenses for Fiscal 2002 were $452,033 compared to $189,898 in the same period last year. Advances to Biopath written off at $298,397 was the largest category; during the year management deemed these advances ($298,397) to be uncollectible. Professional fees at $38,050 were up 38% from last year because the Company incurred more legal fees to access it remedies under its General Security Agreement with Biopath. Rent was $30,000, a increase of $6,000 from last year. Consulting fees were $8,784 compared with $9,150 last year.

Net Loss for Fiscal 2002 was ($452,013). Loss Per Share for Fiscal 2002 was ($0.18).

                            BI-OPTIC VENTURES INC.
                       FORM 10-SB REGISTRATION STATEMENT
                                AMENDMENT NO. 2

FISCAL 2001/2000/1999, ENDED FEBRUARY 28TH

Operating Expenses for Fiscal 2001/2000/1999, respectively, were $189,898, $286,384 and $133,677. Such costs were kept minimal in response to the limited activity.

The largest categories for Fiscal 1999 were: management fees ($31,250), office/miscellaneous ($25,295) and travel/promotion ($17,649). The largest categories for Fiscal 2000 were: professional fees ($77,395), management fees ($62,500), travel/promotion ($32,608) and office/miscellaneous ($24,000); the expenses doubled during Fiscal 2000 because the Company was in the process of attempting a reverse takeover of Biopath. The largest categories for Fiscal 2001 were: acquisition costs on Biopath written off ($49,418); management fees ($60,000), rent ($24,000), and professional fees ($23,276); the expenses fell in half during Fiscal 2001 because the Company became less active Following the failure to complete the reverse takeover of Biopath.

Net Loss for  Fiscal  2001/2000/1999 was ($189,545), ($284,153) and ($131,813),
respectively.

Loss Per Share for Fiscal  2001/2000/1999  was  ($0.11),  ($0.20)  and ($0.10),
respectively.

ITEM 3.  DESCRIPTION OF PROPERTY

The Company's executive offices are located in rented premises of approximately 2,200 sq. ft. at 1030 West Georgia Street, Suite #707, Vancouver, B.C. V6E 2Y3. Monthly rent is $2,140. The Company began occupying this facility in June 1999 and considers the facility adequate for current needs.

The Company maintains no other offices or property.

                            BI-OPTIC VENTURES INC.
                       FORM 10-SB REGISTRATION STATEMENT
                                AMENDMENT NO. 2

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
         AND MANAGEMENT

The Registrant is a publicly-owned corporation, the shares of which are owned by United States, Canadian, and residents of other countries. The Registrant is not controlled directly or indirectly by another corporation or any foreign government.

Table No. 2 lists as of 5/31/2002 all persons/companies the Registrant is aware of as being the beneficial owner of 5% or more of the common stock of the Registrant.

                                  Table No. 2
                           Five Percent Shareholders
_______________________________________________________________________________

     Title                                 Amount and Nature  Percent
       of                                  of Beneficial      of
     Class   Name of Beneficial Owner      Ownership          Class
     ------  ----------------------------  -----------------  ----------
     Common  Harry Chew (1)                     1,139,124        26.7%
     Common  607286 BC Ltd. (2)                   600,000        14.1%
     Common  461886 BC Ltd. (3)                   670,000        16.9%
     TOTAL   FIVE PERCENT SHAREHOLDERS          2,409,124        57.7%

(1)  289,750 shares are held indirectly by Pacific Paragon
     Investment Fund Ltd., a private company controlled 50% by the spouse of Mr. Chew.
     249,374 shares are held indirectly by Myntek Management Services Inc., a private British Columbia company owned as to 50% by Harry Chew, President & Director of the Company and 50% by his spouse.
     300,000 of these represent share purchase warrants.
     Excludes 125,000 shares owned by Ellen Chew, his spouse.
     where he disavows beneficial interest and does not have voting or disposition control.
(2)  300,000 represent share purchase warrants.
(3)  200,000 represent share purchase warrants.

*Based on 3,964,235 shares outstanding as of 5/31/2002.
_______________________________________________________________________________

                            BI-OPTIC VENTURES INC.
                       FORM 10-SB REGISTRATION STATEMENT
                                AMENDMENT NO. 2


Table No. 3 lists as of 5/31/2002 all Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

                                  Table No. 3
               Shareholdings of Directors and Executive Officers
______________________________________________________________________________

     Title                                 Amount and Nature  Percent
       of                                  of Beneficial      of
     Class   Name of Beneficial Owner      Ownership          Class *
     ------  ----------------------------  -----------------  ----------
     Common  Harry Chew (1)(4)                      1,139,124    26.7%
     Common  Sonny Chew (2)(4)                        200,000     4.9%
     Common  David J.L. Williams (3)(4)                62,000     1.6%
     Common  Teri-Lyn Duke (4)                              0     0.0%
     TOTAL DIRECTORS AND OFFICERS                   1,401,124    33.2%

(1)  289,750 shares are held indirectly by Pacific Paragon
     Investment Fund Ltd., a private company controlled 50% by the spouse of Mr. Chew.
     249,374 shares are held indirectly by Myntek Management Services Inc., a private British Columbia company owned as to 50% by Harry Chew, President & Director of the Company and 50% by his spouse.
     300,000 of these represent share purchase warrants.
     Excludes 125,000 shares owned by Ellen Chew, his spouse, where he disavows beneficial interest and does not have voting or disposition control.

(2)  100,000 of these represent share purchase warrants.

(3) 62,000 shares are held indirectly by TWE Enterprises Ltd., a private company controlled 50% by Mr. Williams and 50% by his spouse.

(4)  All address are c/o the Company:
         Bi-Optic Ventures Inc.
         1030 West Georgia Street, Suite #707
         Vancouver, B.C.  V6E 2Y3

*Based on 3,964,235 shares outstanding as of 5/31/2002.

_______________________________________________________________________________

                            BI-OPTIC VENTURES INC.
                       FORM 10-SB REGISTRATION STATEMENT
                                AMENDMENT NO. 2

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS
         AND CONTROL PERSONS

Table No. 4 lists as of 7/22/2002 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual Shareholders' Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

                                  Table No. 4
                                   Directors
_______________________________________________________________________________

                                                         Date First
                                                         Elected
     Name                                    Age         or Appointed
     ---------------------------------       ---         ---------------
     Harry Chew                               41         February 1999
     Sonny Chew                               34         July 2000
     David J.L. Williams                      48         July 2000
_______________________________________________________________________________


Table  No. 5 lists as of 7/22/2002 the names of the Executive Officers  of  the
Company.   The  Executive  Officers  serve  at  the  pleasure  of  the Board of
Directors.

                                  Table No. 5
                              Executive Officers
_______________________________________________________________________________

                                                        Date of
     Name           Position                       Age  Board Approval
     -------------  ----------------               ---  ----------------
     Harry Chew     President                       41  February 1999
     Teri-Lyn Duke  Secretary                       27  June 2001
_______________________________________________________________________________

BUSINESS EXPERIENCE

Harry Chew, President and a Director of the Company, is a graduate of Simon Fraser University in Burnaby, British Columbia and has been a Certified General Accountant since 1986. He also is: President of Myntek Management Services Inc., since 1986, a private company providing management services; and President of the Pacific Paragon Group of Companies, since 1993, private companies providing management consulting services. Mr. Chew currently is a director and/or officer of the following public Canadian companies: Cierra Pacific Ventures Ltd., Pacific Rodera Ventures Inc., Paradym Ventures Inc., Firestone Ventures Inc, and Pacific Stratus Ventures Ltd. He devotes about one-third of his time to the affairs of the Company. He lives in Vancouver, British Columbia, Canada.

                            BI-OPTIC VENTURES INC.
                       FORM 10-SB REGISTRATION STATEMENT
                                AMENDMENT NO. 2

Sonny Chew, Director of the Company, is a graduate of Simon Fraser University in Burnaby, British Columbia. He also is: President of Wynson Management Services Ltd., since 1992, a private management and bookkeeping consulting company; and Director of Finance and Administration of the Pacific Paragon
Group of Companies, since 1993, private companies providing management consulting services. Mr. Chew is a director and/or officer of the these public Canadian companies: Cierra Pacific Ventures Ltd., Pacific Rodera Ventures Inc., Paradym Ventures Inc., Firestone Ventures Inc, and Pacific Stratus Ventures Ltd. He devotes about one-fourth of his time to the affairs of the Company. He lives in Vancouver, British Columbia, Canada.

Teri-Lyn Duke, Corporate Secretary of the Company, is currently employed by the Transportation and Marketing Department of BC Gas. Prior to this, Ms. Duke was the Corporate Administrator of the Pacific Paragon Group of Companies, since 1999, private companies providing management consulting services. From 1994 to 1999 Ms. Duke was employed as a Medical Office Assistant. She lives in Port Coquitlam, British Columbia, Canada.

David J.L. Williams, a Director of the Company, a former professional hockey player, has been employed since March 1983 by TWE Enterprises Ltd., a private company providing management consulting services. Mr. Williams is a director and/or officer of the following public Canadian companies: Cierra Pacific Ventures Ltd., Pacific Rodera Ventures Inc., Paradym Ventures Inc., Firestone Ventures Inc, and Pacific Stratus Ventures Ltd. He lives in West Vancouver, British Columbia, Canada.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

There have been no events during the last five years that are material to an evaluation of the ability or integrity of any director, person nominated to become a director, executive officer, promoter or control person including:

a) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

b) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

c) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining, barring, suspending or otherwise limiting his/her involvement in any type of business, securities or banking activities;

d) being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

                            BI-OPTIC VENTURES INC.
                       FORM 10-SB REGISTRATION STATEMENT
                                AMENDMENT NO. 2

FAMILY RELATIONSHIPS

Sonny Chew is the brother of Harry Chew. Other than this, there are no family relationships between any of the officers or directors of the Company.

OTHER RELATIONSHIPS/ARRANGEMENTS

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he/she was selected as a Director or Executive Officer. There are no material arrangements or understandings between any two or more Directors or Executive Officers.

ITEM 6.  EXECUTIVE COMPENSATION

The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. During Fiscal 2001/2000, no Director received and/or accrued any compensation for his services as a Director, including committee participation and/or special assignments.

Total compensation paid/accrued (directly/indirectly) to all Officers/Directors for Fiscal 2002 was $68,450, including $30,000 paid to Myntek Management Services Inc.

Management functions of the Company are not to any substantial degree performed by a person other than the directors or senior officers of the Company. The Company has a management contract dated 5/1/2000 with Myntek Management Services Inc., a private British Columbia company owned as to 50% by Harry Chew, President & Director of the Company and 50% by his spouse. Under the agreement, Myntek Management Services Inc. is paid a management fee of $5,000 per month, plus G.S.T. plus reasonable expenses related to the performance of its duties. For the year ended 2/28/2001, management fees in the amount of $60,000 were paid or accrued to Myntek Management Services Inc.; reduced to $2,500 per month on 3/1/2001. Refer to ITEM #7.

During Fiscal 2002, no funds were set aside or accrued by the Company to provide pension, retirement or similar benefits for Directors or Executive Officers. The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2002 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per Executive Officer.

                            BI-OPTIC VENTURES INC.
                       FORM 10-SB REGISTRATION STATEMENT
                                AMENDMENT NO. 2

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management functions of the Company are not to any substantial degree performed by a person other than the directors or senior officers of the Company. The Company has a management contract dated 5/1/2000 with Myntek Management Services Inc., a private British Columbia company owned as to 50% by Harry Chew, President & Director of the Company and 50% by his spouse. Under the agreement, Myntek Management Services Inc. is paid a management fee of $5,000 per month, plus G.S.T. plus reasonable expenses related to the performance of its duties. For the year ended 2/28/2001 and 2/28/2002, management fees in the amount of $60,000 and $30,000 were paid or accrued to Myntek Management Services Inc. Refer to ITEM #7.

During Fiscal 2001, the Company borrowed $24,000 from Pacific Paragon Investment Fund Ltd., a private company owned as to 50% by the spouse of Harry Chew, to fund operations. No interest is paid on such borrowings and there is no formal date for repayment.

During Fiscal 2002, the Company borrowed: $700 from Harry Chew, $535 from Sonny Chew, $3,000 from Myntek Management Services Inc., and $5,185 from Pacific Paragon Investment Fund Ltd., to fund operations. These amounts are unsecured, are non-interest bearing, and are repayable after 3/31/2003.

Other than described above, there have been no transactions since 2/28/1999, or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Executive Officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

                            BI-OPTIC VENTURES INC.
                       FORM 10-SB REGISTRATION STATEMENT
                                AMENDMENT NO. 2

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON SHARES

The authorized capital of the Registrant is 100,000,000 common shares without par value. 3,964,235 shares of common stock were issued and outstanding at 7/22/2002.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each share held of record in all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive pro rata the assets of the Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

The Company is not aware of any restrictions or limitations on the rights of non-resident or foreign owners to hold, vote, or receive remittance on the Company's securities.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

STOCK OPTIONS

The terms of incentive options granted by the Company are done in accordance with the rules and policies of the TSX Venture Exchange, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto. The Company has no formal written stock option plan.

Such "terms and conditions", including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

The principal purposes of the Company's stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

                            BI-OPTIC VENTURES INC.
                       FORM 10-SB REGISTRATION STATEMENT
                                AMENDMENT NO. 2

The TSX Venture Exchange policy in respect of incentive stock options provides that shareholder approval is not required if the aggregate number of common shares that may be reserved for issuance pursuant to incentive stock options does not exceed 10% of the issued common shares of the Company, 5% to any one individual and 2% to any consultant at the time of granting.

Shareholder approval of the grant of incentive stock options is required pursuant to the rules of the TSX Venture Exchange where the grant will result in the Company having options outstanding which, in aggregate, are exercisable to acquire over 10% (to a maximum of 20%) of the outstanding common shares of the Company.

In addition, disinterested shareholders (all shareholders excluding insiders and associates of insiders) approval is required pursuant to the rules of the TSX Venture Exchange where:

     (a) grant of incentive stock options could result at any time in:

         (i) the Company having options outstanding to insiders which, in aggregate, are exercisable to acquire over 10% of the outstanding common shares of the Company; or
         (ii) the issuance to insiders, within a one year period, of common shares which, in aggregate, exceed 10% of the outstanding common shares of the Company; or
         (iii) the issuance to any one insider and such insider's associates, within a one year period, of common shares which, in aggregate, exceed 5% of the outstanding common shares of the Company; or
         (iv) the issuance to any consultant of common shares which, in aggregate, exceed 2% of the outstanding common shares of the Company; or

     (b) the Company is proposing to decrease the exercise price of stock options held by any insiders.

The program authorizes the Board, or a committee thereof, to grant stock options from time to time to officers, directors and employees of the Company and its affiliates.

Under the program, stock options are non-assignable and may be granted for a term not exceeding ten years. The exercise price of a stock option may not be lower than the closing price of the common shares on the TSX Venture Exchange on the business day immediately preceding the date the Option is granted. If an optionee ceases to be an officer, director or employee of the Company other than by reason of the death of such optionee, any outstanding stock option held by such optionee will expire one month after the date of termination of service, or such later date as the Board may determine. In the event of the death of an optionee, any outstanding stock option held by the optionee will be exercisable by such optionee's representatives for a period of twelve months after such death.

                            BI-OPTIC VENTURES INC.
                       FORM 10-SB REGISTRATION STATEMENT
                                AMENDMENT NO. 2

No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The Board in certain events, as to exercise price and number of common shares, to prevent dilution or enlargement, may adjust outstanding stock options.

The Company has the right to create multi-year vesting schedules.

There are no outstanding stock options.

SPECIAL RESOLUTIONS

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Company Act of British Columbia. Unless the Company Act or the Company's Articles or memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the B.C. Company Act contain provisions that require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:

          a. Transferring Company's jurisdiction from British Columbia to another jurisdiction;
          b. Giving material financial assistance to executive officers and/or directors;
          c.  Material conflicts of interest by Directors;
          d. Disposing of all or substantially all of the Company's undertakings;
          e. Removing a Director before the expiration of his term of office;
          f.  Certain alterations of share capital;
              (1) increasing the number of authorized shares;
              (2) subdivision, consolidation and/or changes in shares;
              (3) reduction in capital
          g.  Changing the Company name;
          h.  Altering any restrictions on the Company's business; and
          i.  Amalgamations with another company.

Debt Securities to be Registered. Not applicable.

American Depository Receipts.  Not applicable.

Other Securities to be Registered.  Not applicable.

                            BI-OPTIC VENTURES INC.
                       FORM 10-SB REGISTRATION STATEMENT
                                AMENDMENT NO. 2

                                    PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
         EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

The Company's initial public offering of its common shares was effective on the Vancouver Stock Exchange under the auspices of the British Columbia Securities Commission on 12/23/1986 under a former name, "Golden Rock Resources Ltd.". The Vancouver Stock Exchange was absorbed by the Canadian Venture Exchange, which was absorbed by the TSX Venture Exchange. The current stock symbol on the TSX Venture Exchange is "BOV". Refer to ITEM #1, "Description of Business, Historical Corporate Development".

Table No. 3 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for actual trades of common shares of the Company for the last nine fiscal quarters, adjusted for April 2001 1:2 stock consolidation. The price was $0.11 on 7/22/2002.


                                   Table No. 6
                              TSX Venture Exchange
                         Common Shares Trading Activity
_______________________________________________________________________________

            Fiscal                                  - Sales -
            Quarter                               Canadian Dollars
             Ended                 Volume     High     Low     Closing
     ----------------------      ---------   ------  ------  -----------
         5/31/2002                 47,003    $0.18   $0.07       $0.13
         2/28/2002                200,000    $0.10   $0.03       $0.10
        11/30/2001                 76,700     0.13    0.04        0.05
         8/31/2001                221,300     0.20    0.11        0.11
         5/31/2001                100,900     0.25    0.08        0.15
         2/28/2001                222,000    $0.24   $0.12       $0.20
        11/30/2000                388,600     0.36    0.12        0.12
         8/31/2000                504,200     1.00    0.24        0.26
         5/31/2000              1,179,000     2.58    0.82        1.00

_______________________________________________________________________________

                            BI-OPTIC VENTURES INC.
                       FORM 10-SB REGISTRATION STATEMENT
                                AMENDMENT NO. 2

THE TSX VENTURE EXCHANGE

The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange ("CDNX") from its member firms on 8/1/2001. The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX. The TSX Venture Exchange currently operates as a complementary but independent exchange from its parent, the Toronto Stock Exchange.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market. The TSX Venture Exchange is a venture market as compared to the TSX Stock Exchange that is Canada's senior market and the Montreal Exchange that is Canada's market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal. These service centers provide corporate finance, surveillance and marketing expertise. The corporate office for the TSX Venture Exchange is located in Calgary and the operations office is located in Vancouver.

The TSX Venture Exchange is a self-regulating organization owned and operated by the Toronto Stock Exchange, which in turn is owned by its member brokerage firms. It is governed by representatives of member firms and the public.

Organizationally, the TSX Venture Exchange is comprised of seven business areas: Corporate Finance Services, Trading Services and Market Information Services, Compliance, Marketing, Technology, Corporate Affairs and Human Resources.

The TSX Venture Exchange acts as a business link between TSX members, listed companies and investors. TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Investors in Canada are protected by the Canadian Investor Protection Fund ("CIPF"). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

                            BI-OPTIC VENTURES INC.
                       FORM 10-SB REGISTRATION STATEMENT
                                AMENDMENT NO. 2

Post-trade monitoring of market activity occurs in the market surveillance department. Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties. A variety of surveillance and investigative tools allow the TSX Venture Exchange to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement. Market surveillance and listed company surveillance activities are closely coordinated.

Enforcement action taken by the surveillance department may include the following:

     1) forcing companies to correct misleading or inaccurate disclosure which includes new releases or internet postings:
     2) requiring the resignation of unacceptable directors and officers;
     3) requiring cancellation and return shares to treasury;
     4) requiring undertakings from directors and officers that they will ensure compliance with the listing agreement and listings policies in the future;
     5) requiring the termination of unacceptable investor relations services;
     6) halting and suspending trading in the shares of companies;
     7) de-listing companies that have contravened exchange by-laws, rules or policies.

The market surveillance department issues TSX notices to inform the public of halts, suspensions, de-lists and other enforcement actions. All TSX notices can be found on the TSX website or INFOTSX. In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company's affairs and a level playing field for investors.

In addition to market surveillance, the TSX Venture Exchange's compliance department is comprised of an investigative services team that conducts investigations into alleged violations of securities trading. The TSX Venture Exchange Conduct Review Committee determines whether a case for discipline exists. Disciplinary cases either result in a settlement reached between TSX Venture Exchange and the respondent or they proceed to a disciplinary hearing. The public can attend disciplinary hearings, view the exhibits filed and obtain copies of the decisions issued by the panel. If the hearing panel's decision is not acceptable to either TSX Venture Exchange or the respondent, an appeal process may be initiated.

                            BI-OPTIC VENTURES INC.
                       FORM 10-SB REGISTRATION STATEMENT
                                AMENDMENT NO. 2

HOLDERS

The Company's common shares are issued in registered form and the following information is taken from the records of Pacific Corporate Trust Company (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

On 2/11/2002, the shareholders' list for the Company's common shares showed 19 registered shareholders and 3,964,235 common shares outstanding. One of these shareholders was a U.S. resident, holding 42,346 shares representing about 1% of the issued and outstanding common shares.

The Company has researched the indirect holding by depository institutions and estimates that there are two "holders of record" resident in the United States, holding the aforementioned 42,346 common shares.

The Company believes there are seven holders of record of the Company's 1,200,000 share purchase warrants, none in the United States.

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has in excess of 250 beneficial owners of its common shares.

DIVIDENDS

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and expansion of its business.

There are no restrictions that limit the ability of the Company to pay dividends on common equity or that are likely to do so in the future.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS.

No Disclosure Necessary

ITEM 2.  LEGAL PROCEEDINGS

The Company knows of no material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

No Disclosure Necessary

                            BI-OPTIC VENTURES INC.
                       FORM 10-SB REGISTRATION STATEMENT
                                AMENDMENT NO. 2

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

Fiscal 1998:      77,758 Shares for $31,492 in debt
               1,000,000 Units at    $0.30 per unit
Fiscal 1999:     200,000 Warrants at $0.30
                 500,000 Units at    $0.63 per unit
Fiscal 2000:     800,000 Warrants at $0.35
Fiscal 2001:     None
Fiscal 2002:     993,854 Shares for $119,262 in debt
               1,200,000 Units at    $0.10 per unit

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

As discussed in Article #19 of the Company:
Subject to the provisions of the Company Act, the Directors shall cause the Company to indemnify a Director or former Director of the Company and the Directors may cause the Company to indemnify a director or former director of a corporation of which the Company is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a Director of the Company or a director of such corporation, including any action brought by the Company or any such corporation. Each Director of the Company on being elected or appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

Subject to the provisions of the Company Act, the Directors may cause the Company to indemnify any officer, employee or agent of the Company or of a corporation of which the Company is or was a shareholder (notwithstanding that he is also a Director) and his heirs and personal representatives against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an officer, employee or agent of the Company or such corporation. In addition the Company shall indemnify the Secretary or an Assistant Secretary of the Company (if he shall not be a full time employee of the Company and notwithstanding that he is also a Director) and his respective heirs and legal representatives against all costs, charges and expenses whatsoever incurred by him or them and arising out of the functions assigned to the Secretary by the Company Act or these Articles and each such Secretary and Assistant Secretary shall on being appointed be deemed to have contracted with the Company on the terms of the foregoing indemnity.

The failure of a Director or officer of the Company to comply with the provisions of the Company Act or of the Memorandum or these Articles shall not invalidate any indemnity to which he is entitled under this Part.

The Directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was serving as a Director, officer, employee or agent of the Company or as a director, officer, employee or agent of any corporation of which the Company is or was a shareholder and his heirs or personal representatives against any liability incurred by him as such Director, director, officer, employee or agent

                            BI-OPTIC VENTURES INC.
                       FORM 10-SB REGISTRATION STATEMENT
                                AMENDMENT NO. 2

                                   PART F/S


FINANCIAL STATEMENTS

The financial statements and notes thereto as required are attached hereto and found immediately following the text of this Registration Statement. The audit report of Minni Bella & Company, independent certified general accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements: Fiscal 2002/2001

     Auditors' Report, dated June 3, 2002

     Balance Sheets at 2/28/2002 and 2/28/2001

     Statements of Loss and Deficit
      For the years ended 2/28/2002 and 2/28/2001

     Statements of Cash Flows
      For the years ended 2/28/2002 and 2/28/2001

     Notes to Financial Statements


Unaudited Financial Statements:
Three Months Ended 5/31/2002 vs. Three Months Ended 5/31/2001

     Balance Sheets at 5/31/2002 and 2/28/2002

     Statements of Loss and Deficit
      For the Three Months ended 5/231/2002 and 5/31/2001

     Statements of Cash Flows
      For the Three Months ended 5/31/2002 and 5/31/2001

     Notes to Financial Statements

                            BI-OPTIC VENTURES INC.
                       FORM 10-SB REGISTRATION STATEMENT
                                AMENDMENT NO. 2

                                   PART III

ITEM 1.  INDEX TO EXHIBITS

ITEM 2.  DESCRIPTION OF EXHIBITS


      2. Plan of acquisition, reorganization, arrangement, liquidation, or succession: --- No Disclosure Necessary ---

      3.     i.    Certificate of Incorporation
             ii.   Certificates of Name Changes
             iii.  Articles of Incorporation

             Incorporated by reference to Form 10-SB Registration Statement Filed 3/13/2002.

      4. Instruments defining the rights of holders, incl. indentures --- Refer to Exhibit #3 ---

      9.   Legality: --- No Disclosure Necessary ---

      10.  Material Contracts:

           Incorporated by reference to Form 10-SB Registration Statement Filed 3/13/2002.

           a. Management Contract with
              Myntek Management Services Inc., dated 5/1/2000
           b. Administrative Services Agreement with
              Pacific Paragon Investment Fund Ltd., dated 5/1/2000

      11.  Statement re: Computation of Per Share Earnings
           --- No Disclosure Necessary ---

      16.  Letter on Change of Certifying Accountant:
           --- No Disclosure Necessary ---

      21.  Subsidiaries of the Registrant: --- No Disclosure Necessary ---
      24.  Power of Attorney: --- No Disclosure Necessary ---
      27.  Financial Data Schedule: --- No Disclosure Necessary ---
      99.  Additional Exhibits: --- No Disclosure Necessary ---

                            BI-OPTIC VENTURES INC.
                       FORM 10-SB REGISTRATION STATEMENT
                                AMENDMENT NO. 2







                            BI-OPTIC VENTURES INC.

                      (FORMERLY ROYAL ROCK VENTURES INC.)

                             FINANCIAL STATEMENTS

                          FEBRUARY 28, 2002 AND 2001

                        (PREPARED IN CANADIAN DOLLARS)

















AUDITOR'S REPORT

BALANCE SHEETS

STATEMENTS OF OPERATIONS AND DEFICIT

STATEMENTS OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

J. A. MINNI & ASSOCIATES INC.               SUITE 1104-750 WEST PENDER STREET
CERTIFIED  GENERAL  ACCOUNTANT              VANCOUVER, BRITISH COLUMBIA
                                            CANADA V6C 2T8
Jerry A. Minni, C.G.A. *
Geoffrey S.  V. Pang, C.G.A., FCCA **       TELEPHONE: (604)683-0343
                                            FAX:   (604)683-4499
*   Incorporated Professional
** Associate

AUDITORS' REPORT

TO THE SHAREHOLDERS,
BI-OPTIC VENTURES INC.
(FORMERLY ROYAL ROCK VENTURES INC.)

I have audited the balance sheets of BI-OPTIC VENTURES INC. (FORMERLY ROYAL ROCK VENTURES INC.) as at February 28, 2002, and 2001 and the statements of operations, deficit and cash flows for each of the years in the three year period then ended (the "Financial Statements"). These Financial Statements are the responsibility of the Company's management. My responsibility is to express an opinion on these Financial Statements based on my audit.

With respect to the Financial Statements, I conducted my audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these Financial Statements present fairly, in all material respects, the financial position of the Company as at February 28, 2002 and 2001 and the results of its operations and changes in its cash flows for each of the years in the three year period then ended in accordance with generally accepted accounting principles in Canada. As required by the Company Act of British Columbia, I report that, in my opinion, these principles have been applied on a basis consistent with that of the preceding year.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected the results of operations for the years ended February 28, 2002, 2001 and 2000 and shareholders equity as at February 28, 2002 and 2001 to the extent summarized in note 8 to these Financial Statements.

     /S/"J.A. Minni & Associates Inc."
     CERTIFIED GENERAL ACCOUNTANT

VANCOUVER, BC
JUNE 3, 2002

               COMMENTS FOR US READERS ON CANADA-UNITED STATES

     REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the Financial Statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the Financial Statements. My report to the shareholders dated June 3, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the Financial Statements.


     /s/"J.A. Minni & Associates Inc."
     CERTIFIED GENERAL ACCOUNTANT

VANCOUVER, BC
JUNE 3, 2002

                            BI-OPTIC VENTURES INC.

                      (Formerly Royal Rock Ventures Inc.)

                BALANCE SHEETS AS AT FEBRUARY 28, 2002 AND 2001

                                    ASSETS
                                                  2002        2001
                                               ----------  ----------
CURRENT
    Cash                                       $   4,196   $      -
    Gst recoverable                                3,402       2,297
    Accounts receivable                               -        8,978
    Due by related parties (Note 6)                1,500          -
    Prepaid expenses and deposits                  5,000          -
                                                  14,098      11,275
                                               ----------  ----------

CAPITAL ASSETS, at cost net of  accumulated
    amortization of $5,148 (2001 - $4,034)         4,352       5,466

ADVANCES TO BIOPATH (Note 3)                          -      298,397
                                               ----------  ----------

                                               $  18,450   $ 315,138
                                               ==========  ==========

                                  LIABILITIES

CURRENT
    Excess of cheques written over funds
      on deposits                              $      -    $   1,508
    Accounts payable and accrued liabilities      58,908      74,548
    Due to related parties (Note 6)                   -       63,130
    Loans from related parties (Note 6)               -       24,000
                                               ----------  ----------
                                                  58,908     163,186

LOANS FROM AND AMOUNTS DUE TO
RELATED PARTIES (Note 6)                          20,340           -
                                               ----------  ----------
                                                  79,248     163,186

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 4)                         2,599,192   2,359,929

DEFICIT                                       (2,659,990) (2,207,977)
                                               ----------  ----------
                                                 (60,798)    151,952
                                               ----------  ----------
                                               $  18,450   $ 315,138
                                               ==========  ==========

APPROVED BY THE DIRECTORS:

/S/"HARRY CHEW"

/S/"SONNY CHEW"

The accompanying notes are an integral part of the financial statements.

                            BI-OPTIC VENTURES INC.
                      (Formerly Royal Rock Ventures Inc.)
                     STATEMENTS OF OPERATIONS AND DEFICIT
             FOR THE YEARS ENDED FEBRUARY 28, 2002, 2001 AND 2000


                                           2002         2001          2000
                                      ------------  ------------  ------------

REVENUE                               $        20   $       353   $     2,231
EXPENSES
 Acquisition costs on Biopath
    written off                               -          49,418           -
 Amortization                               1,114         1,412         1,020
 Advances to Biopath written off          298,397           -             -
 Bad and doubtful debts written off         8,978         2,903         8,777
 Bank charges and interest                  3,471           542           860
 Consulting                                 8,784         9,150        20,300
 Cost recovery (Note 7)                       -         (11,123)          -
 Incorporation cost written off               -             -             580
 Management fees                           30,000        60,000        62,500
 Office and miscellaneous                   2,461         4,994         7,594
 Professional fees                         38,050        23,276        77,395
 Projects evaluation                       12,500           -             -
 Rent                                      30,000        24,000        24,000
 Shareholder information and
    public relation                         1,187         2,854        30,274
 Telephone                                  1,422         4,633         8,448
 Transfer agent and regulatory fees        11,748         9,043        12,028
 Travel and promotion                       3,921         8,796        32,608
                                      ------------  ------------  ------------
                                          452,033       189,898       286,384

NET LOSS FOR THE YEAR                    (452,013)     (189,545)     (284,153)

DEFICIT, BEGINNING OF YEAR (Note 5)    (2,207,977)   (2,018,432)   (1,734,279)
                                      ------------  ------------  ------------

DEFICIT, END OF YEAR                  $(2,659,990)  $(2,207,977)  $(2,018,432)
                                      ============  ============  ============

LOSS PER SHARE                        $     (0.18) $      (0.11)  $     (0.20)
                                      ============  ============  ============


















   The accompanying notes are an integral part of the financial statements.

                            BI-OPTIC VENTURES INC.
                      (Formerly Royal Rock Ventures Inc.)
                           STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED FEBRUARY 28, 2002, 2001 AND 2000

                                           2002         2001          2000
                                      ------------  ------------  ------------
OPERATING ACTIVITIES
  Net loss for the year               $  (452,013)  $  (189,545)  $  (284,153)
  Items not involving cash:
    Cost recovery                             -          11,123           -
    Amortization                            1,114         1,412         1,020
    Bad and doubtful debts                  8,978           -             -
    Advances to Biopath written off       298,397           -             -
    Incorporation cost written off            -             -             579
                                      ------------  ------------  ------------
                                         (143,524)     (177,010)     (282,554)
    Cash provided (used) by net
     changes in non-cash working
     capital items:
     Decrease (increase) in accounts
       receivable                          (1,105)        5,944         9,447
     Decrease (increase) in prepaid
       expenses                            (5,000)        8,206        (8,206)
     Decrease (increase) in accounts
       payable  and accrued liabilities    22,828        32,094        18,883
                                      ------------  ------------  ------------
                                         (126,801)     (130,766)     (262,430)

FINANCING ACTIVITIES
     Common shares issued for cash        120,000           -         280,000
     Due to and loans from related
       parties                             12,505       147,030       (75,352)
     Excess of cheques written over
       funds on deposit                    (1,508)        1,508           -
                                      ------------  ------------  ------------
                                          130,997       148,538       204,648

INVESTING ACTIVITIES
    Additions to capital assets               -             -          (6,463)
    Advances to Biopath                       -         (49,797)     (248,600)
                                      ------------  ------------  ------------
                                              -         (49,797)     (255,063)

INCREASE (DECREASE) IN CASH                 4,196       (32,025)     (312,845)

CASH, BEGINNING OF YEAR                       -          32,025       344,870
                                      ------------  ------------  ------------
CASH, END OF YEAR                     $     4,196   $       -     $    32,025
                                      ============  ============  ============

     NON-CASH FINANCING AND INVESTING ACTIVITIES INCLUDE THE FOLLOWING:

Acquisition costs on investment in
  Biopath                             $      -      $    49,418   $       -
Common shares issued for debt
  settlement                          $  119,263    $       -     $       -




   The accompanying notes are an integral part of the financial statements.

                            BI-OPTIC VENTURES INC.

                      (Formerly Royal Rock Ventures Inc.)

                         NOTES TO FINANCIAL STATEMENTS
                       FEBRUARY 28, 2002, 2001 AND 2000



1.   NATURE AND CONTINUANCE OF BUSINESS

     The Company was previously in the mining business, operating as a junior mining company. On April 6, 2001, the Company changed its name from Royal Rock Ventures Inc. to Bi-Optic Ventures Inc. The Company is evaluating other business interests and projects. The financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue its operations and will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern is dependent upon, among other things, the continued financial support of the related parties and its ability to obtain the necessary financing for working capital, and ultimately upon its ability to generate future profitable operations.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a)    Amortization

           Capital assets are recorded at cost and are amortized over their estimated useful lives at 20% - 30% declining basis. Further, only one-half the amortization is taken on assets acquired during the year.

     b)    Financial Instruments

           The company's financial instruments consist primarily of cash, GST recoverable, accounts receivable, prepaid expenses, amounts due by related parties and accounts payable, and have their fair market values approximating their carrying values.

     a)    Investment Acquisition Costs

           Costs incurred during the year with respect to the acquisition of Biopath Research Inc. were written off.

     b)    Loss Per Share

           Loss per share has been calculated based on the weighted average number of shares outstanding during the year.

     e)    Use of Estimates

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

BI-OPTIC VENTURES INC.
(Formerly Royal Rock Ventures Inc.)
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2002, 2001 AND 2000                                Page 2


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

     e)    Use of Estimates

           Significant areas required the use of management estimates related to the determination as to recoverability of advances to Biopath. Actual results could differ from those estimates.

1.   ADVANCES TO BIOPATH

     The Company entered into an agreement dated July 28, 1999 to purchase all the issued and outstanding shares in Biopath Research Inc. ("Biopath"), incorporated under the laws of Yukon Territory, Canada. As consideration the Company agreed on the following:

     a)    To issue 2,625,000 performance shares of the Company;

     b) To issue non-transferable warrants to purchase 500,000 additional common shares at $ 1.12 per share in four equal installments; and

     c) To advance $300,000 to Biopath for demand promissory notes which are secured by first fixed and floating charges upon all the assets of Biopath and an assignment of any invention.

           Total advances to Biopath amounted to $298,397. Management had determined that they are not recoverable and accordingly, these advances had been written off.

4.   SHARE CAPITAL

     a)    Authorized

           100,000,000 Common shares without par value.

     b)    Issued and fully paid
                                                   Number of
                                                   Shares
                                                  (after
                                                   reverse
                                                   split)           Amount
                                                   -----------  -------------
           Balance, February 28, 1999                1,370,382  $  2,079,929

           Issued pursuant to exercise of warrants     400,000       280,000
                                                   -----------  -------------
           Balance, February 28, 2000 and 2001       1,770,382  $  2,359,929

           Issued pursuant to debt settlement          993,853       119,263

           Issued pursuant to private placement      1,200,000       120,000
                                                   -----------  -------------
           Balance, February 28, 2002                3,964,235  $  2,599,192
                                                   ===========  =============

BI-OPTIC VENTURES INC.
(Formerly Royal Rock Ventures Inc.)
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2002, 2001 AND 2000                                Page 3


     b)    Issued and fully paid - continued

     During the year, the common shares of the Company had been consolidated (reverse split) on the basis of one new share for every two old shares by a special resolution passed at the annual general meeting held on August 28, 2000. The authorized share capital of the Company had been increased, after the consolidation, to 100,000,000 common shares without par value.

     a)    Shares for debt settlement

           On July 20, 2001 993,854 common shares were issued at $0.12 per share by the Company for settlement of debts as follows:

                                                   No. of shares  Amount of
                                                   issued debts   settled
                                                   -------------  -------------


           Brown McCue                                  320,564   $     38,468

           Due to related companies:
             Pacific Paragon Investment Fund Ltd.       423,916         50,870
             Myntek Management Services Inc.            249,374         29,925
                                                   -------------  -------------
                                                        993,854   $    119,263
                                                   =============  =============

           These shares were issued at $0.12 per share which represented the market price less a discount of 25% in accordance with the policies of the TSX Venture Exchange.

           The debts due to the related parties arose from various advances to the Company for working capital during 2001 and 2000. They were unsecured, non-interest bearing with no fixed terms of repayment.

           The debt due to Brown McCue of $38,468 represented outstanding legal fees and disbursement incurred in previous years.

     d)    Shares held in Escrow

           As at February 28, 2002, there were no shares held in escrow (2001 and 2000-Nil).

     e)    Share Purchase Warrants

           Pursuant to the private placement of 1,200,000 common shares at $0.10 Per share, 1,200,000 non-transferable share purchase warrants were issued which entitle the holders to purchase 1,200,000 shares at $0.10 per share for a two year period to January 3, 2004.

     f)    Stock Options

           There were no stock options outstanding as at February 28, 2002 (2001 and 2000-Nil).

BI-OPTIC VENTURES INC.
(Formerly Royal Rock Ventures Inc.)
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2002, 2001 AND 2000                                Page 4


     5.    DEFICIT (AS RESTATED)

     The acquisition costs on Biopath of $49,418 should have been written off in previous year when it was decided by management not to proceed with its proposed acquisition of Biopath. The acquisition costs were written off retroactively, resulting in an increase in net loss of $49,418 for 2001, and in the restatement of the opening balance of deficit for 2002 as follows:


     Deficit, beginning of 2002                               $  (2,158,559)

     Adjustment for acquisition costs on Biopath written off        (49,418)
                                                              ---------------
     Deficit (as restated), beginning of 2002                 $  (2,207,977)
                                                              ===============

6.   RELATED PARTY TRANSACTIONS

     a)     During  the  year  the  Company paid management fees of $30,000
           (2001  - $60,000; 2000 - $62,500)  and  rent  of   $30,000  (2001  -
           $24,000) to companies controlled by directors.

     b)    During the year the Company paid $8,450 (2001 - $5,750; 2000-$12,500)
           for accounting and professional services to a company in which a director has an interest.

     c) The amount due to and loans from related parties are non-interest bearing, unsecured, and are repayable after March 31, 2003. The amount due by related parties of $1,500 is non interest bearing, unsecured, and repayable on demand.

     d) During the year, 673,287 common shares at $0.12 per share were issued to companies controlled by two directors in settlement of the debts due to them.

     e) Reconciliation of funds for amount due to and loans from related parties are as follows:


             Per balance sheets                 2002        2001        2000
                                             ----------  ----------  ----------

             Due by related parties          $  (1,500)  $     -     $ (59,900)

             Due to related parties                -        63,130         -

             Loans from related parties         20,340      24,000         -
                                             ----------  ----------  ----------
             Net amount due to related
                Parties                      $  18,840   $  87,130   $ (59,900)
                                             ==========  ==========  ===========

BI-OPTIC VENTURES INC.
(Formerly Royal Rock Ventures Inc.)
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2002, 2001 AND 2000                                Page 5


6.      RELATED PARTY TRANSACTIONS - continued

           Net funds from related parties during the year ended February 28, 2002 are arrived at as follows:

             Net amount due to related parties
                    at February 28, 2001                      $  (87,130)

              Less: shares for debt settlement
                  during the year ended February  28, 2002        80,795
                                                              -----------
                                                                  (6,335)
             Net amount due to related parties at
                    February 28, 2002                             18,840
                                                              -----------
             Increase in funds from related parties for
                   the year ended February 28, 2002           $   12,505
                                                              ===========

           Net funds from related parties during the year ended February 28, 2001 are arrived at as follows:

             Net amount due to related parties at
                    February 28, 2001                         $   87,130

             Net amount due by related parties at
                    February 28, 2000                             59,900
                                                              -----------
             Increase in funds from related parties
               for the year ended February 28, 2001           $  147,030
                                                              ===========

7.   COST RECOVERY

     During the year ended February 28, 2001 the Company settled accounts previously expensed for less than face value. The difference was recorded as a recovery of expenses.

8. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

     The Company follows Canadian generally accepted accounting principles which are different in some respects from those applicable in the United States as follows:

     (a)   Loss Per Share

     FASB 128 requires that the Company report basic loss per share, as well as diluted loss per share. Under US GAAP basic loss per share is calculated by dividing loss over the weighted average number of common shares outstanding during the year. The weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company meeting certain performance criteria. Under Canadian

BI-OPTIC VENTURES INC.
(Formerly Royal Rock Ventures Inc.)
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2002, 2001 AND 2000                                Page 6


     a)    Loss Per Share - continued

           GAAP the calculation of basic loss per share is similar except that escrowed shares are included in determining the weighted average number of shares outstanding. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

           There were no outstanding stock options, share purchase warrants and shares held under escrow at February 28, 2002, 2001 and 2000.

                                            2002          2001          2000
                                        ------------  ------------  ------------
           Weighted average number of
             shares outstanding:
           Per Canadian GAAP               2,535,958    1,770,381     1,440,518
                                        ============  ===========  =============
           Per US GAAP                     2,535,958    1,770,381     1,440,518
                                        ============  ===========  =============
           Net loss per US GAAP         $   (452,013) $  (189,545) $   (283,574)
                                        ============  ===========  =============
           Net loss per Canadian GAAP   $   (452,013) $  (189,545) $   (284,153)

           Loss per share per US GAAP
             (basic)                    $      (0.18) $     (0.11) $      (0.20)
                                        ============  ===========  =============
           Loss per share per US GAAP
             (diluted)                  $      (0.12) $     (0.11) $      (0.20)
                                        ============  ===========  =============
           Loss per share per Canadian
             GAAP                       $      (0.18) $     (0.11) $      (0.20)
                                        ============  ===========  =============

     b)    Impairment Losses

           Statement of Financial Accounting Standards No. 121 (the statement) requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company should estimate future cash flows expected to result from the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Impairment losses resulting from the application of the statement should be reported in the period in which the recognition criteria are met. The Company's long lived assets are investments or advances to Biopath and capital assets.

BI-OPTIC VENTURES INC.
(Formerly Royal Rock Ventures Inc.)
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2002, 2001 AND 2000                                Page 7


8. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES - continued


     c) Stock Options

           The Company follows APB 25 for options granted to employees and directors. For employees and directors, compensation expense is recognized under the intrinsic value method. Under this method, compensation cost is the excess, if any, of the quoted market price at grant date over the exercise price. Such expense is reflected over the service period; if for prior services, expensed at date of grant; if for future services, expensed over vesting period. There were no stock options granted or outstanding at February 28, 2002, 2001 and 2000.

           The impact of the foregoing on the financial statements is as follows:


           Balance Sheets                               2002          2001
                                                    ------------  ------------
           Total assets per Canadian GAAP           $    18,450   $   315,138
           Adjustments                                      -             -
                                                    ------------  ------------
           Total assets per US GAAP                 $    18,450   $   315,138
                                                    ============  ============
           Total liabilities per Canadian and
              US GAAP                               $    79,248   $   163,186
                                                    ============  ============
           Deficit, end of year per Canadian GAAP   $(2,659,990)  $(2,207,977)
           Adjustments                                      -             -
                                                    ------------  ------------
           Deficit, end of year per US GAAP         $(2,659,990)  $(2,207,977)
                                                    ============  ============
           Share capital per Canadian GAAP          $ 2,599,192   $ 2,359,929
           Adjustments                                      -             -
                                                    ------------  ------------
           Total shareholders' equity per US GAAP   $   (60,798)  $   151,952
                                                    ============  ============

BI-OPTIC VENTURES INC.
(Formerly Royal Rock Ventures Inc.)
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2002, 2001 AND 2000                                Page 8


     c) Stock Options - continued

           Statements of Deficit           2002          2001          2000
                                       ------------  ------------  ------------
           Net loss per Canadian GAAP  $  (452,013)  $  (189,545)  $  (284,153)

           Adjustments for
             incorporation costs
             written off                        -            -             579
                                       ------------  ------------  ------------
           Net loss per US GAAP        $  (452,013)  $  (189,545)  $  (283,574)
                                       ============  ============  ============

           Statements of cash flows         2002         2001          2000
                                       ------------  ------------  ------------

           Cash flows from operating
            activities per
            Canadian and US GAAP       $  (126,801)  $  (130,766)  $  (262,430)

           Cash flows from financing
             activities per
            Canadian and US GAAP           130,997       148,538       204,648

           Cash flows from investing
            activities
            per Canadian and US GAAP           -         (49,797)     (255,063)
                                       ------------  ------------  ------------
           Increase (decrease) in cash
            per Canadian
            and US GAAP                $     4,196   $   (32,025)  $  (312,845)
                                       ============  ============  ============

                Financial Statements of


                BI-OPTIC VENTURES INC.
                (formerly Royal Rock Ventures Inc.)
                (Unaudited - Prepared by Management)



                Quarter ended May 31, 2002

                (Prepared in Canadian Dollars)

BI-OPTIC VENTURES INC.
(formerly Royal Rock Ventures Inc.)
Balance Sheet
May 31, 2002
                                                May 31,       February 28,
                                                  2002            2002
                                               (unaudited)      (audited)
                                             --------------  --------------
Assets

Current assets:
   Cash                                      $         -     $       4,196
   GST recoverable                                   1,463           3,402
   Due by related parties                            1,500           1,500
   Prepaid expenses and deposits                       -             5,000
                                             --------------  --------------
                                                     2,963          14,098

Capital assets, at cost net of accumulated
 amortization of $5,388 (2001 - $5,148)              4,112           4,352
                                             --------------  --------------
                                             $       7,075   $      18,450
                                             ==============  ==============

Liabilities and Shareholders' Equity

Current liabilities:
   Excess of cheques written over funds on
      Deposits                               $          54   $         -
   Accounts payable and accrued liabilities         58,657          58,908
   Due to related parties                           35,140             -
                                             --------------  --------------
                                                    93,851          58,908

Loans from and amounts due to related parties          -            20,340
                                             --------------  --------------
                                                    93,851          79,248
                                             --------------  --------------

Shareholders' equity:
   Share capital (Note 3)                        2,599,192       2,599,192
   Deficit                                      (2,685,968)     (2,659,990)
                                             --------------  --------------
                                                   (86,776)        (60,798)
                                             --------------  --------------
                                             $       7,075   $       18,450
                                             ==============  ==============

On behalf of the Board:

 /S/"Harry Chew"      Director

 /S/"Sonny Chew"      Director







See accompanying notes to financial statements

BI-OPTIC VENTURES INC.
(formerly Royal Rock Ventures Inc.)
Statement of Operations and Deficit
For the Three months ended May 31, 2002
(Unaudited - Prepared by Management)


                                                Three Months ended May 31,
                                                  2002            2002
                                             --------------  --------------

Interest income:                             $           2   $           4

Expenses:
   Amortization                                        240             304
   Bank charges and interest                            78             142
   Consulting                                        4,034             -
   Management fees                                   7,500          15,000
   Office and miscellaneous                            544             251
   Professional fees                                 3,800           9,807
   Rent                                              7,500           6,000
   Shareholder information and public relation         303           1,351
   Transfer agent and regulatory fees                  912           3,221
   Travel and promotion                              1,069             167
                                             --------------  --------------
                                                    25,980          36,243

Net loss for the period                      $     (25,978)  $     (36,239)
                                             ==============  ==============






























See accompanying notes to financial statements

BI-OPTIC VENTURES INC.
(formerly Royal Rock Ventures Inc.)
Statement of Deficit
May 31, 2002
(Unaudited - prepared by management)

                                            Three months
                                                ended        Year ended
                                                May 31,      February 28,
                                                 2002            2002
                                            --------------  --------------

Deficit, beginning of period                $   2,659,990   $   2,207,977

Net Loss                                           25,978         452,013
                                            --------------  --------------

Deficit, end of period                      $   2,685,968   $   2,659,990
                                            ==============  ==============

Loss per share                              $       0.007   $        0.18
                                            ==============  ==============






































See accompanying notes to financial statements

BI-OPTIC VENTURES INC.
(formerly Royal Rock Ventures Inc.)
Statement of Cash Flows
For the Three months ended May 31, 2002
(Unaudited - Prepared by Management)

                                                Three Months ended May 31,
                                                  2002            2002
                                             --------------  --------------

Cash provided by (used in):

Cash flows from operating activities:
   Loss for the period                       $     (25,978)  $    (36,239)
   Depreciation, an item not involving cash            240            304
   Changes in non-cash operation accounts            6,688         36,593
                                             --------------  --------------
                                                   (19,050)           658
                                             --------------  --------------

Cash flows from financing activities:
   Due to companies under
     common control                                 35,140            -
   Loans from and amounts due to
     related parties                               (20,340)           -
   Excess of cheques written over funds
     on deposits                                        54           (658)
                                             --------------  --------------
                                                    14,854           (658)
                                             --------------  --------------

Increase (decrease) in cash                         (4,196)           658

Cash, beginning of period                            4,196            -
                                             --------------  --------------

Cash, end of period                          $         -     $        -
                                             ==============  ==============






















                See accompanying notes to financial statements

                            BI-OPTIC VENTURES INC.
                      (Formerly Royal Rock Ventures Inc.)
                         NOTES TO FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MAY 31, 2002
                      (UNAUDITED-PREPARED BY MANAGEMENT)

1.   NATURE AND CONTINUANCE OF BUSINESS

     The Company was previously in the mining business, operating as a junior mining company. On April 6, 2001, the Company changed its name from Royal Rock Ventures Inc. to Bi-Optic Ventures Inc. The Company is evaluating other business interests and projects. The financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue its operations and will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern is dependent upon, among other things, the continued financial support of the related parties and its ability to obtain the necessary financing for working capital, and ultimately upon its ability to generate future profitable operations.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a)    Amortization

           Capital assets are recorded at cost and are amortized over their estimated useful lives at 20% - 30% declining basis. Further, only one-half the amortization is taken on assets acquired during the year.

     b)    Financial Instruments

           The company's financial instruments consist primarily of cash, GST recoverable, accounts receivable, prepaid expenses, amounts due by related parties and accounts payable, and have their fair market values approximating their carrying values.

     a)    Loss Per Share

           Loss per share has been calculated based on the weighted average number of shares outstanding during the period. Diluted earnings per share considers the dilutive impact of the conversion of outstanding stock options and warrants as if the events had occurred at the beginning of the period.

     d)    Use of Estimates

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

BI-OPTIC VENTURES INC.
(Formerly Royal Rock Ventures Inc.)
NOTES TO FINANCIAL STATEMENTS
FOR THE THREE MONTHS PERIOD ENDED MAY 31, 2002
(Unaudited-Prepared by Management)                              Page 2


3.   SHARE CAPITAL

     a)    Authorized

           100,000,000 Common shares without par value.

     b)    Issued and fully paid
                                                     Number of
                                                        shares        Amount
                                                     ------------  ------------
           Balance, February 28, 2001                  1,770,382   $ 2,359,929

           Issued pursuant to debt settlement            993,853       119,263

           Issued pursuant to private placement        1,200,000       120,000
                                                     ------------  ------------
           Balance, February 28, 2002 and
             May 31, 2002                              3,964,235   $ 2,599,192
                                                     ============  ============

     a)    Shares held in Escrow

           As at May 31, 2002, there were no shares held in escrow (Feb. 28, 2002-Nil).

     d)    Share Purchase Warrants

           Pursuant to the private placement of 1,200,000 common shares at $0.10 per share, 1,200,000 non-transferable share purchase warrants were issued which entitle the holders to purchase 1,200,000 shares at $0.10 per share for a two year period to January 3, 2004.

     e)    Stock Options

           There were no stock options outstanding as at May 31, 2002, (Feb. 28, 2002-Nil).


4.   RELATED PARTY TRANSACTIONS

           a) During the period the Company paid management fees of $7,500 (2001 - $15,000), rent, accounting and professional services of $9,500 (2001 - $6,500) to companies controlled by directors.

     b) The amount due to and loans from related parties are non-interest bearing, unsecured, and are repayable after March 31, 2003. The amount due by related parties of $1,500 is non interest bearing, unsecured, and repayable on demand.

BI-OPTIC VENTURES INC.
(Formerly Royal Rock Ventures Inc.)
NOTES TO FINANCIAL STATEMENTS
FOR THE THREE MONTHS PERIOD ENDED MAY 31, 2002
(Unaudited-Prepared by Management)                              Page 3

5. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

     The Company follows Canadian generally accepted accounting principles which are different in some respects from those applicable in the United States as follows:

     (a)   Loss Per Share

     FASB 128 requires that the Company report basic loss per share, as well as diluted loss per share. Under US GAAP basic loss per share is calculated by dividing loss over the weighted average number of common shares outstanding during the year. The weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company meeting certain performance criteria. Under Canadian GAAP the calculation of basic loss per share is similar except that escrowed shares are included in determining the weighted average number of shares outstanding. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

     There were no outstanding stock options and shares held under escrow at May 31, 2002, February 28, 2002 and May 31, 2001.
                                          May 31,       Feb 28,      May 31,
                                           2002          2002          2001
                                       ------------  ------------  ------------
        Weighted average number of
             shares outstanding:
        Per Canadian GAAP                3,964,235     2,535,958     1,770,381
        Per US GAAP                      3,964,235     2,535,958     1,770,381
                                       ------------  ------------  ------------
        Net loss per US GAAP           $   (25,978)  $  (452,013)  $   (36,239)
                                       ============  ============  ============
        Net loss per Canadian GAAP     $   (25,978)  $  (452,013)  $   (36,239)
                                       ============  ============  ============
        Loss per share per Canadian
             and US GAAP (basic)       $    (0.007)  $     (0.18)  $     (0.02)
                                       ============  ============  ============
        Loss per share per Canadian
             and US GAAP (diluted)     $    (0.005   $     (0.12)  $     (0.02)
                                       ============  ============  ============

       b)  Impairment Losses

     Statement of Financial Accounting Standards No. 121 (the statement) requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company should estimate future cash flows expected to result from the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Impairment losses resulting from the application of the statement should be reported in the period in which the recognition criteria are met. The Company's long lived assets are capital assets.

BI-OPTIC VENTURES INC.
(Formerly Royal Rock Ventures Inc.)
NOTES TO FINANCIAL STATEMENTS
FOR THE THREE MONTHS PERIOD ENDED MAY 31, 2002
(Unaudited-Prepared by Management)                              Page 4


5. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES - continued


     c) Stock Options

           The Company follows APB 25 for options granted to employees and directors. For employees and directors, compensation expense is recognized under the intrinsic value method. Under this method, compensation cost is the excess, if any, of the quoted market price at grant date over the exercise price. Such expense is reflected over the service period; if for prior services, expensed at date of grant; if for future services, expensed over vesting period. There were no stock options granted or outstanding at May 31, 2002 and 2001, and at February 28, 2002.

           The impact of the foregoing on the financial statements is as follows:

                                                       May 31,       Feb 28,
           Balance Sheets                               2002          2002
                                                    ------------  ------------
           Total assets per Canadian and US GAAP    $     7,075   $    18,450
                                                    ============  ============

           Total liabilities per Canadian and
             US GAAP                                $    93,851   $    79,248
                                                    ============  ============

           Deficit, end of year per Canadian and
              US GAAP                               $(2,685,968)  $(2,659,990)
           Share capital per Canadian and US GAAP     2,599,192     2,599,192
                                                    ------------  ------------
           Total shareholders' equity per Canadian
              and US GAAP                           $   (86,776)  $   (60,798)
                                                    ============  ============

                                                      May 31,       May 31,
           Statements of Deficit                        2002          2001
                                                    ------------  ------------
           Net loss per Canadian and US GAAP        $   (25,978)  $   (36,239)
                                                    ============  ============

                                                       May 31,      May 31,
           Statements of cash flows                     2002         2001
                                                    ------------  ------------
           Cash flows from operating activities per
            Canadian and US GAAP                    $   (19,050)  $       658
           Cash flows from financing activities per
            Canadian and US GAAP                         14,854          (658)
                                                    ------------  ------------
           Increase (decrease) in cash per Canadian
            and US GAAP                             $    (4,196)  $        -
                                                    ============  ============

SIGNATURE PAGE


Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 10-SB and has duly caused this amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                  Bi-Optic Ventures Inc. - SEC File # 0-49685
                                  Registrant




Dated: July 22, 2002   By  /s/ Harry Chew

                               HARRY CHEW, PRESIDENT/CEO/DIRECTOR


Dated: July 22, 2002   By /s/ Sonny Chew

                               SONNY CHEW, DIRECTOR